Exhibit 99.3

Wipro Limited Extract of audited financial results of Wipro Limited and its subsidiaries for the Quarter ended March 31, 2018 Consolidated Audited Financial Results of Wipro Limited under IFRS (` in millions, except share and per share data, unless otherwise stated) Particulars    Quarter ended March 31, 2018 Year ended March 31, 2018 Quarter ended March 31, 2017 Total income from operations (net) 138,243 546,359 144,702 Net Profit / (Loss) before tax, exceptional and extraordinary items 22,621102,47429,411 Net Profit / (Loss) before tax but after exceptional and extraordinary items 22,621 102,474 29,411 Net Profit / (Loss) after tax, exceptional and extraordinary items 18,00 680,084 22,669 Total Comprehensive Income after tax 17,456 76,975 19,697 Equity Share Capital 9,048 9,0484,861 Reserves excluding Revaluation Reserve 476,298 476,29 8517,834 Earnings Per Share (after extraordinary items) (of ` 2/- each) Basic: Diluted: 4.00 4.00 16.86 16.83 4.68 4.66 The audited interim consolidated financial results of the Company for the quarter ended March 31, 2018 have been approved by the Board of Directors of the Company at its meeting held on April 25, 2018. The statutory auditors have expressed an unmodified audit opinion. Financial Results of Wipro Limited under Ind AS The interim condensed financial results are prepared in accordance with Indian Accounting Standards (Ind AS), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016. These financial statements, are prepared in accordance with Ind AS. Consolidated Audited Financial results under Ind AS Particulars Quarter ended March 31, 2018 Year ended March 31, 2018 Quarter ended March 31, 2017 Total income from operations (net) 137,686 544,871 139,875 Net Profit / (Loss) before tax, exceptional and extraordinary items 22,623 102,422 29,412 Net Profit / (Loss) before tax but after exceptional and extraordinary items 22,623 102,422 29,412 Net Profit / (Loss) after tax, exceptional and extraordinary items 18,008 80,031 22,670 Total Comprehensive Income after tax 17,38676,90419,878 Equity Share Capital 9,048 9,0484,861 Reserves excluding Revaluation Reserve 472,625 472,625 514,232 Earnings Per Share (after extraordinary items ) (of ` 2/- each)                Basic: Diluted: 4.00 4.00 16.85 16.82 4.68 4.66 The audited interim consolidated financial results (under Ind AS) of the Company for the quarter ended March 31, 2018 have been approved by the Board of Directors of the Company at its meeting held on April 25, 2018. The statutory auditors have expressed an unmodified audit opinion. Standalone Audited Financial Results of Wipro Limited under Ind AS Particulars Quarter ended March 31, 2018 Year ended March 31, 2018 Quarter ended March 31, 2017 Total income from operations (net) 114,340 447,100 116,282 Net Profit / (Loss) before tax, exceptional and extraordinary items 22,183 100,343 30,051 Net Profit / (Loss) before tax but after exceptional and extraordinary items 22,183 100,343 30,051 Net Profit / (Loss) after tax, exceptional and extraordinary items 17,572 77,228 23,035 Total Comprehensive Income after tax14,39269,92823,957 Equity Share Capital 9,048 9,048 4,861 Reserves excluding Revaluation Reserve 413,578 413,578 462,195 Earnings Per Share (after extraordinary items) (of ` 2/- each) Basic: Diluted: 3.90 3.89 16.26 16.23 4.76 4.75 The audited interim financial results of the Company for the quarter ended March 31, 2018 have been approved by the Board of Directors of the Company at its meeting held on April 25, 2018. The statutory auditors have expressed an unmodified audit opinion. Notes: The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/corporates) and on the Company’s website (URL: www.wipro.com).    Consequent to insolvency of two of our customers, the Company has recognized provision of ` 1,437 and ` 4,612 in our Consolidated results and ` 1,437 and ` 3,832 in our Standalone Results for impairment of receivables and deferred contract cost for the quarter ended March 31, 2018, and year ended March 31, 2018, respectively.                 By Order of the Board,                 For Wipro Ltd.                Place: BangaloreAzim H Premji    Date: April 25, 2018 Chairman & Managing Director CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore-560035, India Website: www.wipro.com; Email Id- Info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054